UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

Green Mountain Coffee Roasters, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

393122106
(CUSIP Number)

Luigi Lavazza S.p.A.
Corso Novara, 59
10154 Torino, Italy
Fax: +39-011-239-8635
Attention: Simona Musso, General Counsel

With a copy to:

William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Luigi Lavazza S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 10,540,257 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 10,540,257 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,540,257 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5.)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Alberto Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 10,540,257 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 10,540,257 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,540,257 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Emilio Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 10,540,257 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 10,540,257 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,540,257 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, $0.10 par value per share (the “Common Stock”), of Green Mountain Coffee Roasters, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 33 Coffee Lane, Waterbury, VT 05676.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the persons listed in paragraphs 1 – 3 below (the “Reporting Persons”).  The Reporting Persons have entered into a joint filing agreement relating to the joint filing of this Schedule 13D in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act, a copy of which is attached as Exhibit 1 hereto.

(1) Luigi Lavazza S.p.A. (“Lavazza”), a corporation (Società per Azioni) organized under the laws of Italy.  The principal business of Lavazza is the production and sale of coffee and coffee makers.  The principal executive offices of Lavazza are located at Corso Novara, 59, 10154 Torino, Italy.

(2) Alberto Lavazza S.a.p.A. (“A. Lavazza SAPA”), a partnership limited by shares (Società in Accomandita per Azioni) organized under the laws of Italy.  The principal business of A. Lavazza SAPA is to be a holding company for the business interests of certain members of the Lavazza family.  The principal executive offices of A. Lavazza SAPA are located at Corso Novara, 59, 10154 Torino, Italy.

(3) Emilio Lavazza S.a.p.A. (“E. Lavazza SAPA” and, collectively with A. Lavazza SAPA, the “Lavazza Shareholders”), a partnership limited by shares (Società in Accomandita per Azioni) organized under the laws of Italy.  The principal business of E. Lavazza SAPA is to be a holding company for the business interests of certain members of the Lavazza family.  The principal executive offices of E. Lavazza SAPA are located at Corso Novara, 59, 10154 Torino, Italy.

Each of A. Lavazza SAPA and E. Lavazza SAPA directly holds 49.9% of the beneficial ownership of Finlav S.p.A. (“Finlav”), a corporation (Società per Azioni) organized under the laws of Italy.  Finlav is a holding company and directly or indirectly holds 100% of the beneficial ownership of Lavazza and certain other businesses of the Lavazza family.  The Lavazza Shareholders therefore share control of Lavazza.

The name, business address, citizenship and present principal occupation or employment of each of the executive officers and directors of Lavazza, Finlav, A. Lavazza SAPA and E. Lavazza SAPA are set forth in Schedule A attached hereto, which is incorporated herein by reference.

None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedules A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described herein, starting on August 30, 2012, Lavazza began purchasing additional shares of Common Stock in open market transactions (the “New Purchases”).  As of the date of this Statement, Lavazza has purchased 2,815,266 additional shares of Common Stock for an aggregate purchase price of $70,730,885.32.  The funds used by Lavazza for the New Purchases came from working capital of Lavazza.  As disclosed in a Schedule 13D filed by the Reporting Persons in respect of shares of Common Stock, as amended (the “Prior Schedule 13D”), Lavazza had previously purchased shares of Common Stock directly from the Issuer, some of which shares had been sold by Lavazza.  At the time of commencing the New Purchases, Lavazza held only the 7,724,991 shares of Common Stock previously disclosed in Amendment No. 4 (the Final Amendment) to the Prior Schedule 13D.

Item 4.	Purpose of Transaction

Lavazza made the New Purchases in order to reaffirm its position as a significant minority stockholder in the Issuer and to continue and strengthen the long-term cooperative and strategic relationship between Lavazza and the Issuer.  Lavazza’s ownership of the shares of Common Stock is subject to the terms of the initial Common Stock Purchase Agreement, dated as of August 10, 2010 (the “Initial SPA”), as amended by the Amendment to Common Stock Purchase Agreement, dated as of May 18, 2011 (the “First Amendment”), and the Second Amendment to Common Stock Purchase Agreement, dated as of February 23, 2012 (the “Second Amendment” and, collectively with the Initial SPA and the First Amendment, the “SPA”), by and between the Issuer and Lavazza.

The Initial SPA, the First Amendment and the Second Amendment have previously been filed and constitute Exhibits 2, 3 and 4 to this Statement, each of which is incorporated herein by reference.  The following description of various terms of the SPA is qualified in its entirety by reference to the SPA.

Acquisition or Disposition of Shares of Common Stock.  Under the SPA, Lavazza agreed that, until March 28, 2016 (the period from the closing of the initial purchase on September 28, 2010 (the “Initial Closing Date”) through the five year, six month anniversary of such date) (the “Standstill Period”), Lavazza will not (subject to the next two sentences) acquire any additional shares of Common Stock.  Until the termination of the Standstill Period, Lavazza shall be entitled to purchase, from time to time in one or more transactions, in the open market, in privately negotiated transactions or from the Issuer, additional shares of Common Stock as long as, when taken together with all other shares of Common Stock then beneficially owned by Lavazza, such purchase will not result in Lavazza beneficially owning in excess of 15.0% of the aggregate number of shares of Common Stock then outstanding.  Under the SPA, the Issuer granted Lavazza certain preemptive rights during the Standstill Period to purchase a pro rata portion of newly issued shares of Common Stock (or securities convertible into or exercisable for Common Stock), with certain types of issuances excluded from the scope of Lavazza’s preemptive rights.

Under the SPA, Lavazza agreed not to sell, pledge or otherwise transfer any of the shares of Common Stock acquired from the Issuer under the Initial SPA, which restriction expired on the one year anniversary of the Initial Closing Date.  In addition, under the SPA, Lavazza agreed not to make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any shares of Common Stock. Under the Second Amendment, if, at any time, Lavazza holds less than five percent of the then total number of shares of Common Stock calculated in accordance with Rule 13d-1 under the Exchange Act, Lavazza is permitted to enter into a hedging transaction with a term of at least three years with respect to up to one-half of its holdings at such time (a “Hedge Transaction”).

Until the end of the Standstill Period, Lavazza further agreed not to sell, pledge or otherwise transfer the shares of Common Stock acquired under the Initial SPA and, if Lavazza owns more than 12.0% of the then outstanding Common Stock, not to sell, pledge or otherwise transfer the shares it then holds in excess of 12.0%, in each case, without the prior written consent of the Issuer unless any such sale is (i) in the open market (other than a privately negotiated transaction effected on the open market but in which Lavazza knows the identity of the purchaser unless such purchaser is an “eligible financial institution” as defined in the SPA), (ii) to an  eligible financial institution or (iii) pursuant to an effective registration statement filed in accordance with the separate registration rights agreement, dated as of the Closing Date, between the Issuer and Lavazza (the “Registration Rights Agreement”).  In addition, in connection with a Hedge Transaction, Lavazza is permitted to pledge, lend or otherwise similarly transfer a number of shares equal to the number of shares hedged in the Hedge Transaction to the counterparty for such Hedge Transaction as a “stock loan.”  If Lavazza enters into a Hedge Transaction (which it had not done prior to purchasing the shares of Common Stock that triggered the filing of this Statement), the remaining shares held by Lavazza purchased under the Initial SPA shall be subject to an additional lock-up for a period of one year from the initiation of the Hedge Transaction (the “Additional Restricted Period”) during which Lavazza agreed not to sell, pledge or otherwise transfer any of the shares of Common Stock subject to such lock-up.  Following any such Additional Restricted Period, until the end of the Standstill Period, Lavazza will be limited in its ability to sell, pledge or otherwise transfer shares of Common Stock acquired under the Initial SPA, and any shares it then holds in excess of 12.0% of the then outstanding Common Stock, on the same terms as described in the fourth sentence of this paragraph above.  Pursuant to the Registration Rights Agreement, the Issuer granted Lavazza certain demand and “piggyback” registration rights in connection with certain potential sales of shares of Common Stock by Lavazza.  The Registration Rights Agreement is Exhibit 5 to this Statement and is incorporated herein by reference.

Other Standstill Restrictions,  Under the SPA, Lavazza further agreed that, during the Standstill Period, it will not directly or indirectly (i) make any public announcement with respect to, seek or propose any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets or securities, dissolution, liquidation, restructuring, recapitalization or similar transactions or other extraordinary transactions of or involving the Issuer or its securities or assets, (ii) negotiate, have any discussions or act in concert with, or advise, finance, assist or encourage, any other persons in connection with any of the foregoing, or, make any investment in any other person that engages, or offers or proposes to engage, in any of the foregoing (it being understood that, without limiting the generality of the foregoing, Lavazza shall not be permitted to act as a joint bidder or co-bidder with any other person with respect to any of the foregoing kinds of transactions) or (iii) make any publicly disclosed proposal regarding any of the foregoing. The Issuer agreed that, notwithstanding the foregoing, in the event it engages an investment bank to conduct a process to explore a possible sale of the Issuer that would result in a “change of control” of the Issuer (as defined in the SPA – generally ownership of 35% or more of the outstanding Common Stock or a change in a majority of the board of directors of the Issuer to non-continuing directors) or otherwise would result in a sale of all or substantially all of the Issuer’s assets, the Issuer shall instruct such investment bank to notify Lavazza of such process and to allow Lavazza to participate therein.

Governance Rights.  For so long as Lavazza holds at least 50% of its initial investment under the Initial SPA (the “Required Investment Amount”), the Issuer agreed to provide certain information to Lavazza (generally financial and news information produced by the Issuer that is, or is being made, publicly available).  In addition, for so long as Lavazza holds the Required Investment Amount, Lavazza has the right under the SPA to designate a non-voting observer to the board of directors of the Issuer.  Lavazza has waived its right currently to designate such a non-voting observer to the board of directors of the Issuer.

Voting.  Under the SPA, Lavazza agreed, during the Standstill Period, to vote all shares of Common Stock acquired in the initial investment under the Initial SPA, on any matter presented to the stockholders of the Issuer, as directed or recommended by the board of directors of the Issuer, and granted the Secretary of the Issuer, in the capacity as officer of the Issuer, an irrevocable proxy to vote such shares on Lavazza’s behalf.  Lavazza further agreed that it would, during the Standstill Period, vote any additional shares of Common Stock it may acquire beyond the initial investment, against any unsolicited, third-party proposal put to a vote of stockholders relating to a transaction proposed by such third party that will or is reasonably likely to result in a change of control of the Issuer.  Despite the voting arrangements described herein, the Reporting Persons deny that they are acting as a group, or that they share beneficial ownership of the shares reported herein, with the Issuer or the Secretary of the Issuer (in the capacity of officer of the Issuer acting on behalf of the Issuer).  In the event of any Hedge Transaction in which Lavazza does pledge its shares pursuant to a “stock lend,” Lavazza will obtain the return of, and the ability to vote, any shares subject to such a stock loan (or cause such shares to be voted) in accordance with the SPA, except in certain limited circumstances provided in the Second Amendment.

Lavazza intends to review the market conditions and its investment in the shares of Common Stock and, as and to the extent permitted by the SPA, currently expects, if market conditions are favorable, to acquire a limited number of additional shares of Common Stock.

Except as described herein, the Reporting Persons have no present plan or proposal that relates to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a-b)
As of the date hereof, Lavazza directly holds, and has beneficial ownership of, 10,540,257 shares of Common Stock. As a result of their collective control of Lavazza, the Lavazza Shareholders may be deemed to be share beneficial ownership of the shares held by Lavazza.  The 10,540,257 shares of Common Stock so beneficially owned represent approximately 6.8% of the currently outstanding Common Stock (based on the 155,527,442 shares of Common Stock reported by the Issuer to be  outstanding as of July 25, 2012 in its most recent filing on Form 10-Q for the thirteen weeks ended June 23, 2012).  Subject to the limitations on voting and disposition described in Item 4 above, Lavazza and the Lavazza Shareholders may be deemed to share the power to vote and to dispose the shares of Common Stock reported herein.

Except as specifically set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A beneficially owns any additional Common Stock.

(c)
Attached as Schedule B to this Statement is a table setting forth certain information with respect to the purchase transactions effected by Lavazza since August 30, 2012. Except as specifically set forth in Schedule B, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As more fully described in Item 4 above, Lavazza is party to the SPA and the Registration Rights Agreement.  Except as described herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated September 10, 2012, by and among the Reporting Persons.
Exhibit 2
Common Stock Purchase Agreement, dated as of August 10, 2010, by and between Green
Mountain Coffee Roasters, Inc. and Lavazza S.p.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 11, 2010).

Exhibit 3
Amendment to Common Stock Purchase Agreement, dated as of May 18, 2011, by and between Green Mountain Coffee Roasters, Inc. and Lavazza S.p.A. (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed by the Issuer with the SEC on November 14, 2011).

Exhibit 4
Second Amendment to Common Stock Purchase Agreement, dated as of February 23, 2012, by and between Green Mountain Coffee Roasters, Inc. and Lavazza S.p.A. (incorporated by reference to Exhibit 5 to the Amendment No. 3 to the Prior Schedule 13D filed by the Reporting Persons with the SEC on February 27, 2012).

Exhibit 5
Registration Rights Agreement, dated as of September 28, 2010, by and between Green Mountain
Coffee Roasters, Inc. and Lavazza S.p.A. (incorporated by reference to Exhibit 3 to the Prior Schedule 13D filed by the Reporting Persons with the SEC on October 7, 2010).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2012

LUIGI LAVAZZA S.P.A.

By: /s/ Alberto Lavazza
Name:  Alberto Lavazza
Title:  President

ALBERTO LAVAZZA S.A.P.A.

By: /s/ Alberto Lavazza
Name:  Alberto Lavazza
Title:  Personally Responsible Partner

EMILIO LAVAZZA S.A.P.A.

By: /s/ Giuseppe Lavazza
Name:  Giuseppe Lavazza
Title:  Personally Responsible Partner

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF LUIGI LAVAZZA S.P.A.

The name and citizenship of each director and executive officer of Luigi Lavazza S.p.A. are set forth below.  The business address of each person listed below is c/o Luigi Lavazza S.p.A., Corso Novara, 59, 10154 Torino, Italy.  The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation	Citizenship
Members of the Board of Directors
Alberto Lavazza	Chairman of the Luigi Lavazza S.p.A. Board of Directors, President of Luigi Lavazza S.p.A.	Italian
Giuseppe Lavazza	Deputy Chairman of the Luigi Lavazza S.p.A. Board of Directors	Italian
Marco Lavazza	Deputy Chairman of the Luigi Lavazza S.p.A. Board of Directors	Italian
Antonio Baravalle	Director of Luigi Lavazza S.p.A., Chief Executive Officer of Luigi Lavazza S.p.A.	Italian
Antonella Lavazza	Director of Luigi Lavazza S.p.A.	Italian
Francesca Lavazza	Director of Luigi Lavazza S.p.A., Communications Director of Luigi Lavazza S.p.A.	Italian
Antonio Marcegaglia	Director of Luigi Lavazza S.p.A., Chief Executive Officer of Marcegaglia S.p.A.	Italian
Gabriele Galateri di Genola	Director of Luigi Lavazza S.p.A., President of Assicurazioni Generali S.p.A.	Italian
Pietro Boroli	Director of Luigi Lavazza S.p.A., President of De Agostini Editore S.p.A.	Italian
Executive Officers
Alberto Lavazza	President of Luigi Lavazza S.p.A.	Italian
Antonio Baravalle	Chief Executive Officer of Luigi Lavazza S.p.A.	Italian
Daniele D’Amuri	Chief Financial Officer of Luigi Lavazza S.p.A.	Italian
Eleuterio Quagliarini	Chief Operations Officer of Luigi Lavazza S.p.A.	Italian
Giampaolo Arpe	Chief Commercial Officer of Luigi Lavazza S.p.A.	Italian
Simona Musso	General Counsel of Luigi Lavazza S.p.A.	Italian
Carlo Luigi Salvadori	Chief Marketing Officer of Luigi Lavazza S.p.A.	Italian
Enrico Meraldi	Organizational and Personnel Director of Luigi Lavazza S.p.A.	Italian

EXECUTIVE OFFICERS AND DIRECTORS OF FINLAV S.P.A.

The name and citizenship of each director and executive officer of Finlav S.p.A. are set forth below.  The business address of each person listed below is c/o Finlav S.p.A., Corso Novara, 59, 10154 Torino, Italy.  The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation	Citizenship
Francesca Lavazza	Chairman of the Finlav S.p.A. Board of Directors, Communications Director of Luigi Lavazza S.p.A.	Italian
Antonella Lavazza	Director of Finlav S.p.A., Chief Executive Officer of Finlav S.p.A., Director of Luigi Lavazza S.p.A.	Italian
Alberto Lavazza	Director of Finlav S.p.A., President of Luigi Lavazza S.p.A.	Italian
Giuseppe Lavazza	Director of Finlav S.p.A., Deputy Chairman of the Luigi Lavazza S.p.A. Board of Directors	Italian

EXECUTIVE OFFICERS AND DIRECTORS OF ALBERTO LAVAZZA S.A.P.A.

The name and citizenship of the personally responsible partner of Alberto Lavazza S.a.p.A. are set forth below.  There are no other directors or officers of Alberto Lavazza S.a.p.A.  The business address of the person listed below is c/o Alberto Lavazza S.a.p.A., Corso Novara, 59, 10154 Torino, Italy.  The present principal occupation or employment of the listed person is set forth below.

Name	Present Principal Occupation	Citizenship
Alberto Lavazza	Unlimited Partner of Alberto Lavazza S.a.p.A., President of Luigi Lavazza S.p.A.	Italian

EXECUTIVE OFFICERS AND DIRECTORS OF EMILIO LAVAZZA S.A.P.A.

The name and citizenship of each of the personally responsible partners of Emilio Lavazza S.a.p.A. are set forth below.  There are no other directors or officers of Emilio Lavazza S.a.p.A.  The business address of each person listed below is c/o Emilio Lavazza S.a.p.A., Corso Novara, 59, 10154 Torino, Italy.  The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation	Citizenship
Giuseppe Lavazza	Unlimited Partner of Emilio Lavazza S.a.p.A., Deputy Chairman of the Luigi Lavazza S.p.A. Board of Directors	Italian
Francesca Lavazza	Unlimited Partner of Emilio Lavazza S.a.p.A., Communications Director of Luigi Lavazza S.p.A.	Italian

Schedule B

Purchases of Common Stock Since August 30, 2012

Set forth below is information regarding the purchases of Common Stock by Lavazza since August 30, 2012.  These purchases were effected as multiple open market purchases executed by a broker-dealer on Lavazza’s behalf.  In accordance with SEC guidance, the transactions are aggregated within price ranges for purposes of calculating the weighted average purchase price for each range.

Date	Number of Shares	Weighted Average Price per Share
8/30/12	248,101	$24.06091
8/31/12	297,869	$24.12862
9/4/12	722,769	$23.79243
9/5/12	550,000	$23.83244
9/6/12	221,436	$24.49525
9/7/12	500,000	$27.56866
9/10/12	127,158	$28.677
9/10/12	147,933	$29.858

The Reporting Persons will provide to the staff of the SEC, upon request, information regarding the number of shares purchased at each separate price since August 30, 2012.

1 Represents shares purchased at prices ranging from $23.965 to $24.17 per share.

2 Represents shares purchased at prices ranging from $23.93 to $24.35 per share.

3 Represents shares purchased at prices ranging from $23.36 to $24.05 per share.

4 Represents shares purchased at prices ranging from $23.56 to $24.00 per share.

5 Represents shares purchased at prices ranging from $23.95 to $24.92 per share.

6 Represents shares purchased at prices ranging from $27.08 to $28.025 per share.

7 Represents shares purchased at prices ranging from $28.06 to $28.99 per share.

8 Represents shares purchased at prices ranging from $29.00 to $29.99 per share.